EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made the 11th day of September, 2007.

BETWEEN:

S. Wayne Kay of 7059 Calle Portone, Rancho Santa Fe, California, 92091
(the "**Employee**")

AND

RESPONSE BIOMEDICAL CORPORATION,
a corporation with its principal place of business at
100-8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8
(the "**Company**").

WHEREAS:

A. The Company is engaged in research, development and commercialization of diagnostic technologies for the medical point of care and on-site environmental testing markets.

B. The parties wish to record the terms and conditions of the Employee's employment with the Company.

NOW THEREFORE in consideration of the mutual covenants and agreements herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

1. EMPLOYMENT

1.1 **Position**. Subject to the terms of this Agreement, the Company agrees to employ the Employee and the Employee agrees to serve the Company as Chief Executive Officer during the Term (hereinafter defined). The Company agrees to nominate the Employee for election as a Director of the Company during the Term and the Employee agrees to stand for election when so nominated.

1.2 **Reporting**. The Employee shall report and be directly responsible to the Board of Directors of the Company.

1.3 **Term**. The term of this Agreement shall commence on the date of this Agreement (the "**Effective Date**") and will continue until this Agreement is terminated as provided herein (the "**Term**").

2. COMPENSATION

2.1 **Salary**. The Employee shall be paid an annual salary in the amount of **U.S. $350,000** for the Employee's services, less required deductions and withholdings (the "**Salary**"), payable semi-monthly in arrears. The Salary has been set at a level that takes into account all potential hours

of work. The Company agrees that the Employee's Salary and performance will be reviewed at least annually by the Company. Except as part of a reduction of the compensation of senior managers or executives of the Company implemented in the event of financial difficulty, the Employee's Salary shall at no time be decreased by the Company without the prior written consent of the Employee. The provisions of this Article 2 shall be subject to Section 4.3(b)(iii) below.

2.2 **Incentive Programs**. The Employee shall be eligible to participate in any incentive program that is applicable to senior managers or executives of the Company, including the Company's Short-Term Incentive Plan ("**STI Plan**"), on terms and conditions for such participation as established and changed from time to time by the Company in its sole discretion. Notwithstanding the foregoing, the STI Plan for the 2007 calendar year shall not be changed in any manner that would be less favourable to Employee than the form delivered to Employee prior to the date hereof. Currently, the target annual bonus for the Employee is thirty percent (30%) of his earned salary for the year.

2.3 **Employee Stock Option Plan**. Concurrent with the execution and delivery of this Agreement the Employee shall be granted options to purchase one million, five hundred thousand (1,500,000) shares of the Company under the Company's stock option plan. The options under which these shares may be acquired will have a five year term and will vest as follows: 10% vest on the first anniversary of the grant date, 15% vest on the second anniversary of the grant date, 25% vest on the third anniversary of the grant date, and 50% vest on the fourth anniversary of the grant date. If the Employee, after the Probation Period, is terminated without cause or terminates his employment for Good Reason (as defined below), the options that would vest on the next two anniversaries of the grant date will vest on the date of termination. The Employee acknowledges that all options granted to him shall be governed by the terms of the Company's 2005 Stock Option Plan, as amended from time to time. The Company represents to Employee that the Company has made all filings in the State of California (or will make such filings within the time required by applicable California law) so that the shares subject to the option grant referred to herein are exempt from registration under California law, and that the options may lawfully be granted to Employee, as a California resident, in accordance with and under the terms of the Company's 2005 Stock Option Plan

2.4 **Benefits.** The Company will carry the Employee on all of its normal group health and disability insurance plans, and he shall receive benefits no less than those provided or offered to any other executive level employee of the Company. The Company will pay all costs for family coverage under the group health plan. In addition, the Company shall reimburse the Employee on a timely basis for all ordinary and necessary business expenses incurred in connection with the discharge of his duties and responsibilities under this Agreement, in accordance with the Company's reasonable expense approval procedures then in effect, whether submitted before or after termination of Employee's employment.

2.5 **Vacation**. The Employee shall be entitled to twenty (20) business days of paid vacation per annum, pro-rated for any partial year, in accordance with the Company's *Vacation Policy*, subject to the following provisions of this Section 2.5. The Employee's vacation will be scheduled at such time or times as determined by Employee after consultation with the Company. Any unused vacation shall be treated in accordance with the Company's policy for its senior executives, in respect thereof, as amended from time to time.

2.6 **Tax Equalization**. The Company shall reimburse Employee for any taxes that may be charged to or assessed against him by any federal, state or local taxing authorities, based on any compensation or benefits received by him under the provisions of this Agreement, to the extent that the aggregate taxes charged or assessed for any year exceeds the total taxes that he would have been required to pay on such compensation or benefits if his employment had been with a US employer with all services rendered within jurisdiction of his residence in California. Such reimbursement amount will be determined by the Employee's US certified public accountants, and will be made no later than thirty (30) days following the provision to the Company of the accountants' calculation showing the method used to determine such amount. This provision shall survive the termination of this Agreement. The reimbursement amount shall be "grossed-up" by the Company to include reimbursement to Employee of any additional taxes assessed by reason of the payment of such reimbursement to Employee. Notwithstanding the foregoing, these "gross-up" payments shall be made no later than the end of Employee's tax year next following the year in which he remits the taxes.

2.7 **No Other Compensation or Benefits**. The Employee acknowledges and agrees that unless otherwise expressly agreed to in writing by the Company subsequent to execution of this Agreement by the parties hereto, the Employee shall not be entitled by reason of his employment by the Company or by reason of any termination of such employment, to any remuneration, compensation or benefits other than as expressly set forth in this Agreement, including the rights under Article 5 and paragraph 3.6.

3. OBLIGATIONS OF THE EMPLOYEE

3.1 **Duties**. The Employee shall act as Chief Executive Officer and shall perform such duties as are consistent with that position. In addition, the Employee shall perform, observe and conform to such duties and instructions, consistent with the position of Chief Executive Officer, as from time to time are assigned or communicated to the Employee by the Board of Directors.

3.2 **Service to the Company**. At all times while employed by the Company, the Employee will use his best efforts to:

(a) well and faithfully serve the Company;

(b) act in, and promote, the best interests of the Company;

(c) devote substantially the whole of the Employee's working time, attention and energies to the business and affairs of the Company;

(d) comply with all terms of this Agreement and any other Agreements entered into with the Company; and

(e) comply with all reasonable and lawful rules, regulations, policies and procedures of the Company that have been furnished in writing to Employee prior to becoming applicable to Employee.

3.3 **Competition**. The Employee acknowledges that the Company has operated and will continue to operate and compete in a global and competitive market. During the course of the Employee's employment with the Company, the Employee will acquire knowledge and will come into contact with, initiate relationship with regulatory officials, government representatives, suppliers,

principals, contractors, contacts and other prospects of the Company. The Employee agrees that the Employee will not, either alone or in partnership or in conjunction with any person, firm, company, corporation, partnership, trust, syndicate, unincorporated association, governmental body or any other entity or group, whether as principal, agent, employee, director, officer, shareholder, consultant, or in any capacity or manner whatsoever, whether directly or indirectly, during his employment with the Company carry on or be engaged in, or advise, invest in or give financial assistance to any business, enterprise or undertaking that is involved in a business that is competitive with the Company or any product or service of the Company, provided however, that the foregoing will not prohibit the Employee from acquiring, solely as an investment and through market purchases, securities of any such enterprise or undertaking which are publicly traded.

3.4 **Conflicts of Interest**. During the Employee's employment with the Company, the Employee shall not, without the Company's consent, hold any office, acquire any property or enter into any contract, arrangement, understanding or transaction with any other person or entity that would in any way conflict or interfere with this Agreement or the Employee's duties and obligations under this Agreement or that would otherwise prevent the Employee from performing his duties hereunder. The Employee represents and warrants that the Employee does not hold any such office, has not acquired any such property and has not entered into any such contract, arrangement, understanding or transaction.

3.5 **Confidentiality**. Concurrently with execution and delivery of this Agreement and in consideration of the Employee's employment by the Company, the Employee will enter into a Confidentiality Agreement preserving the confidentiality of Company information.

3.6 **Relocation to Vancouver.** The Employee will not be required to relocate on a permanent basis to the Vancouver area, but will commute to the Company's facility in the Vancouver area on an "as needed" basis but in any event not less than twice per month for at least four (4) days/nights per visit. The Company will pay reasonable commuting expenses of economy class airfare and transportation from the airport to an apartment, as well as a return to the airport. The Company will also reimburse costs for accommodations in Vancouver, up to a maximum of $2,000 Cdn per month. The Employee will be responsible for his own food and other living expenses, as well as for local transportation in and around the Vancouver area.

3.7 **Certain U.S. Securities Law Matters.** The Employee represents and warrants to the Company, and acknowledges that:

(a) the Employee, by reason of his business or financial experience or the business or financial experience of his professional advisers who are unaffiliated with and who are not compensated by the Company or any affiliate or selling agent of the Company, directly or indirectly, has the capacity to protect his own interests in connection with the transaction contemplated hereby and the issuance of the options contemplated hereby and the common shares of the Company underlying the options;

(b) the Employee is acquiring the options and the common shares of the Company underlying the options for the Employee's own account and not with a view to or for sale in connection with any distribution of the options or common shares of the Company underlying the options; and

(c) the offer and sale of the options and the common shares of the Company underlying the

options are not being accomplished by the publication of any advertisement.

4. TERMINATION

4.1 **Termination during Probation Period**. There will be a probation period of three months (the "**Probation Period**") commencing on the Effective Date. During the Probation Period, the Company may terminate the Employee's employment without notice if, in its sole discretion, it determines for any reason the Employee is unsuitable, in which case the Company will reimburse Employee for all business expenses incurred on behalf of the Company as provided for in this Agreement or otherwise in accordance with its general reimbursement policies and procedures, and pay to Employee one month's Salary (less required withholdings and deductions) in a lump sum within ten days following such termination. After making such reimbursement and payment, the Company shall have no further obligation to the Employee with respect to the termination of this Agreement or his employment, other than any accrued benefits under any applicable benefit plans in which he participated prior to his termination of employment with the Company.

4.2 **Termination after Probation Period**. Other than under a Change of Control (defined below), upon completion of the Probation Period, the Company may terminate the Employee's employment at any time during the Term.

If the Company terminates the Employee with cause then the Company shall pay the Employee within ten (10) days after the date of such termination a lump sum payment equal to one (1) month's Salary (less required withholdings and deductions) and provide the Employee with the reasons that this Agreement is being terminated with cause. "**With cause**" shall include but not be limited to repeated failure of the Employee to perform his duties in accordance with the expected standards, insubordination, fraud or other illegal activities that have a direct bearing or result from work actually performed on behalf of the Company, and/or repeated failure to adhere to the Company's policies and procedures after receiving at least one written warning.

If the Company terminates the Employee without cause, or the Employee terminates his employment for Good Reason (as defined below) then the Company shall pay the Employee:

4.2.1 Continuation of his base salary, less applicable withholdings, at the salary rate in effect at the time of the termination of his employment, payable in the ordinary course of the Company's business as if the Employee were remaining in the employ of the Company, for a period of twelve (12) months from the date of termination (the "**Severance Benefit Period**"). In addition, the Company shall pay two (2) additional months of salary for each completed year the Employee has been employed by the Company, up to a maximum of eighteen (18) months (less required withholdings and deductions).

4.2.2 Payment of any cash performance bonus payable with respect to the fiscal year prior to the fiscal year in which termination occurs (if not previously paid), and, except in the case of a termination following a Change of Control, payment of any prorated bonus for the year in which termination occurs, which payment shall be calculated based on the bonus payable or awarded for the previous fiscal year.

4.2.3 Payment during the Severance Benefit Period (or until such earlier date that substantially equivalent or better benefits are provided by a successor employer) of the cost of

COBRA insurance premiums for all health insurance, and the cost of life insurance and disability insurance fringe benefits.

The Employee agrees that the amounts payable pursuant to this Section 4.2 shall be the maximum compensation to which the Employee is entitled, and the Company will have no further obligations to the Employee with respect to the termination of this Agreement or his employment.

4.3 **Termination by Employee.**

(a) Termination Without Good Reason. The Employee may terminate his employment with the Company by providing no less than three (3) months written notice of termination to the Company. If the Employee gives notice of termination as provided in this Subsection 4.3 (a), the Company may, at its sole discretion, waive such notice in whole or in part by paying the Employee's Salary to the effective date of resignation. The Employee agrees that such waiver will not constitute termination of the Employee's employment with the Company.

(b) Termination With Good Reason. The Employee shall have the right to terminate his employment for Good Reason, provided that such right shall only exist if the Employee gives notice to the Company as require below and, in the case of a curable condition, the Company shall have failed to cure the condition within the Cure Period, defined below. The Employee shall notify the Company in writing of the existence of any condition constituting Good Reason hereunder within thirty (30) days of his first knowledge thereof and shall exercise any right of termination for Good Reason and terminate his employment, if such condition is curable by the Company, only after the Company shall have had a period of time that is reasonable in the circumstances (the "**Cure Period**") in which to cure the condition and, in any event, not earlier than sixty (60) days or later than three (3) months: (x) in the case of a curable condition, after the end of the Cure Period and (y) in any other case, after giving such notice to the Company. Upon receipt of such notice the Company will, acting reasonably, advise the Employee as to whether it believes the condition is curable and of the length of the Cure Period. "**Good Reason**" shall mean and be limited to the following:

(i) The failure to elect and continue Employee as Chief Executive Officer of the Company, or the failure to nominate the Employee as a director of the Company, or if the scope of Employee's authority, duties or responsibilities as Chief Executive Officer of the Company are in the aggregate materially diminished or reduced, or if there is a change in the reporting relationship provided for under this Agreement (which shall include but not be limited to a material diminution in the authority, duties, or responsibilities of the person or body to whom Employee is required to report).

(ii) A requirement by the Company or the Board that the Employee be relocated or be required to travel contrary to the provisions of Section 3.6 of this Agreement.

(iii) A material reduction of the Employee's Salary, except as part of a reduction of the compensation of senior managers or executives of the Company implemented in the event of financial difficulty.

(iv) A material breach by the Company of any material term of this Agreement.

4.4 **Change of Control**. If the Company undergoes a Change of Control ("**Change of Control**" to mean (i) a material change in the ownership of 50% or more of the issued share capital, voting securities or other equity interest of the Company by a company or companies or group of persons acting as a single entity to gain the legal power to direct or cause the direction of the Company, or (ii) an amalgamation, merger or arrangement of the Company or its assets with any other person or entity, or (iii) the share owners of the Company approve a plan of liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; provided that, in the case of (ii) or (iii), the transaction is completed to effect a direct or indirect change of control of the Company or of all or substantially all of its assets), then within thirty (30) days of said Change of Control, the Employee shall be entitled to voluntarily terminate this Agreement and his employment with the Company by providing written notice to the Company. To ensure an orderly transition, the termination and end of employment will be effective in six (6) months from the date of notice. In such a case, the Employee shall be paid and continue to be employed for said six (6) months and then he will be entitled to:

4.4.1 A lump sum payment equal to twenty-four (24) months of Salary (less required withholdings and deductions) (the "**Change of Control Payment**"), such payment to be made six months after the termination and end of employment.

4.4.2 Payment of any cash performance bonus payable with respect to the fiscal year prior to the fiscal year in which Change of Control occurs (if not previously paid), such payment to be made six months after termination and end of employment.

4.4.3 Payment of the cost for COBRA insurance premiums for all health insurance, and the cost of life insurance and disability insurance fringe benefits for a period of twenty-four (24) months, or until such earlier date that substantially equivalent or better benefits are provided by a successor employer.

4.4.4 In the event that it shall be determined that any payment or distribution by the Company to or for the benefit of Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "**Payment**"), would constitute an "excess parachute payment" within the meaning of Section 280G of the US Internal Revenue Code, the Company shall pay Employee an additional amount (the "**Gross-Up Payment**") such that the net amount retained by Employee after deduction of any excise tax imposed under Section 4999 of the Code, and any federal, state and local income tax, employment tax, excise tax and other tax imposed upon the Gross-Up Payment, shall be equal to the Payment. All determinations to be made under this paragraph shall be made by the independent public accounting firm used by Company immediately prior to the Change in Control event. If any Gross-Up Payment is required to be made, the Company shall make the Gross-Up Payment on the later of (i) the date that is six months after the termination and end of Employee's employment with the Company, or (ii) ten days after the Company receives the accounting firm's calculations, but the Gross-Up Payment

shall be made no later than the end of Employee's tax year next following the year in which he remits the taxes. Any such determination by the accounting firm shall be binding upon the Company and Employee, provided that it is made in good faith, and subject to any manifest errors made in preparing or communicating the determinations and supporting calculations. The Gross-Up Payment shall be appropriately adjusted, and any additional amounts shall be paid to Employee, in any case where the amount of taxes imposed on Employee shall change as a result of any audit or agreement with the Internal Revenue Service.

4.5 **Directorship and Offices.** Upon termination of his employment with the Company, the Employee will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated companies of the Company and, except as provided in this Agreement, the Employee will not be entitled to receive any written notice of termination or payment in lieu of notice, or to receive any severance pay, damages or compensation for loss of office.

4.6 **Death or Disability of Employee**. This Agreement and the Employee's employment hereunder shall automatically terminate upon the Employee's death or, at the option of the Company by written notice to the Employee, upon the Employee's Disability. "Disability" shall mean the disability of the Employee, where the Employee is unable to work and remains continuously so disabled for a period of one hundred and eighty (180) days. Such termination shall take effect the last day of the month following the date of death or the date such notice of termination for Employee's Disability is given. Employee's compensation and other benefits shall continue during the term of the disability through the effective date of termination as set forth above. Notice of termination given by the Company in the event of disability shall not be deemed to be termination of the Employee by the Company for the purposes of Section 4.2.

5. MISCELLANEOUS

5.1 This Agreement shall be governed by, and interpreted in accordance with, the laws of British Columbia and the laws of Canada applicable therein and the parties hereto agree to the exclusive jurisdiction of the courts of the Province of British Columbia.

5.2 The Employee acknowledges that the Company will collect, use and disclose personal information only where reasonably necessary for security, employment and business purposes. The Employee consents to the Company collecting, using and disclosing personal information about the Employee only where reasonably necessary for security, employment and business purposes in accordance with applicable legislation and any privacy policy of the Company that may be in effect from time to time.

5.3 This Agreement shall be binding upon and enure to the benefit of the Company and its successors and assigns. The Employee's rights and obligations contained in this Agreement are personal and such rights, benefits and obligations shall not be voluntarily or involuntarily assigned, alienated or transferred, whether by operation of law or otherwise, without the prior written consent of the Company.

5.4 Any waiver of any breach or default under this Agreement shall only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver shall be implied by any other act or conduct or by any indulgence, delay or omission. Any waiver shall only apply to the specific matter waived and only in the specific instance in which it is waived.

5.5 The parties will execute and deliver to each other such further instruments and assurances and do such further acts as may be required to give effect to this Agreement.

5.6 If any provision of this Agreement or any part thereof shall for any reason be held to be invalid or unenforceable in any respect, then such invalid or unenforceable provision or part shall be severable and severed from this Agreement and the other provisions of this Agreement shall remain in effect and be construed as if such invalid or unenforceable provision or part had never been contained herein.

5.7 Both parties shall keep the terms and conditions of this Agreement confidential except as may be required to enforce any provisions of this Agreement or as may otherwise be required by any law, regulation or other regulatory requirement.

5.8 Both parties acknowledge that they have carefully reviewed and understand the provisions of this Agreement and the parties acknowledge and agree that the terms are mutually fair and equitable. It was fully and plainly recommended to the Employee that independent legal and tax advice be obtained prior to entering into this Agreement. The Company shall reimburse the Employee, within thirty (30) days following the Employee's submission of invoices therefor, for attorneys' and accountants' fees and expenses incurred by him in connection with the review, negotiation and execution of this Agreement up to but not exceeding, in the aggregate, U.S. $5,000.

5.9 This Agreement (including all referenced agreements and the Company's policies and procedures as amended from time to time, which shall be required to be delivered to Employee) constitutes the entire agreement between the Employee and the Company regarding the Employee's employment with the Company, and supersedes all prior understandings and agreements regarding the Employee's employment with the Company. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Employee and the Company other than as expressly set forth in this Agreement.

5.10 The Company shall use reasonable commercial efforts to provide the Employee with coverage as a named insured under any directors and officers liability insurance policy to be maintained for the Company's directors and officers.

IN WITNESS WHEREOF the parties have executed this Agreement as of the Effective Date, notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED by the **EMPLOYEE** in the presence of:	
LMaida Signature	S. Wayne Kay **S. Wayne Kay**
L. Maida Name	
100-8900 Glenlyon Parkway Address	

RESPONSE BIOMEDICAL CORPORATION

By: ______________________________

Authorized Signatory